

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 9, 2010

Via U.S. Mail

Mr. S. David Passman, Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia 31901

> **Re: Carmike Cinemas, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 2, 2010**
> **Form 8-K filed August 2, 2010**
> **File No. 000-14993**

Dear Mr. Passman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief